Exhibit 99.2

Sinovac Reports Unaudited Third Quarter 2020 Financial Results

BEIJING, China, December 7, 2020 / Business Wire / -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter and Nine Months Ended 2020 Financial Summary

•	Sales for the third quarter of 2020 were $115.5 million, an increase of 79.4% from $64.3 million in the prior year period.
•	Sales for the nine months ended September 30, 2020, were $183.2 million, an increase of 11.1% from $164.9 million in the prior year period.
•	Operating income for the third quarter of 2020 increased by 101.7% from the prior year period due to higher sales.
•	Operating income for the nine months ended September 30, 2020, decreased by 52.9% from the prior year period due to higher R&D expenses.
•	The Company posted net income attributable to common shareholders of $9.6 million, or $0.10 per basic and diluted share, in the third quarter of 2020, compared to net income attributable to common shareholders of $6.3 million, or $0.06 per basic and diluted share, in the prior year period.
•	The Company posted net loss attributable to common shareholders of $3.0 million, or loss of $0.03 per basic and diluted share, for the nine months ended September 30, 2020, compared to net income attributable to common shareholders of $18.1 million, or $0.19 per basic and diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President, and CEO of Sinovac, commented, “We are pleased to report strong performance during the third quarter of 2020 with growth in sales and net income. Sales activities in China’s vaccine market returned to normal as the number of reported COVID-19 cases was dramatically reduced due to strict lockdown measures implemented by the government. Consequently, all of our commercialized product sales rebounded in the third quarter on a sequential and year-over-year basis. In particular, as we entered flu season for 2020-2021, demand for the flu vaccine was stronger than previous years due to the COVID-19 outbreak.”

“Our research and development team also made great strides this year. In addition to Chinese market approval of our varicella vaccine and quadrivalent influenza vaccine (QIV), we made significant progress in the development and regulatory advancement of our Sabin inactivated polio vaccine (sIPV) and 23-valent pneumococcal polysaccharide vaccine (PPV-23).

“Sinovac is at the forefront of the fight against COVID-19 through vaccine development. Our COVID-19 vaccine, or CoronaVac, is currently being tested in phase III clinical trials in Brazil, Indonesia, Turkey and Chile,” Mr. Yin continued. “We have also forged a strategic partnership with Sino Biopharmaceutical Limited (“Sino Biopharm”) with respect to our R&D subsidiary’s development of CoronaVac, which will accelerate our efforts to help combat the global pandemic.”

Business Highlights

Marketing and Sales

In the third quarter of 2020, the Company’s business returned to normal following the impact of the COVID-19 outbreak in the first half of 2020. Demand for vaccine products was strong due to the surge in vaccination activities, following a pause in the first half of 2020, and the distribution channel’s inventories were replenished. In particular, demand for the flu vaccine was significantly higher compared to the prior year due to the COVID-19 outbreak.

Pipeline Development

COVID-19 Vaccine - The Company initiated the development of an inactivated vaccine against COVID-19 (named CoronaVac) on January 28, 2020. The phase I and II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the phase I trial and 600 participants in the phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in The Lancet Infectious Diseases on November 17, 2020.

The phase I trial was conducted in a dose-escalating manner, in which participants were randomly separated 1:1 into two vaccination schedule cohorts, the days 0 and 14 cohort and days 0 to 28 cohort, and then randomly assigned to blocks within each cohort of low-dose CoronaVac (3 μg) or high-dose CoronaVac (6 μg). Within each block, participants were randomly assigned 2:1 to either two doses of CoronaVac or placebo. In the phase II trial, at screening, participants were randomly separated 1:1 into the same two vaccination schedule cohorts and then randomly assigned 2:2:1 to receive two doses of either low-dose CoronaVac, high-dose CoronaVac, or placebo. The study found that two doses of CoronaVac at different concentrations and using different dosing schedules were well tolerated and moderately immunogenic in healthy adults aged 18–59 years.

CoronaVac was well tolerated and induced neutralizing antibodies against COVID, which supported the approval of emergency use of CoronaVac in China. The Company is currently conducting phase I and II studies on adolescents in China, as well as phase III trials in Brazil, Indonesia, Turkey, and Chile.

Taking safety, immunogenicity, and production capacity into account, the 3 μg dose of CoronaVac is the suggested dose for efficacy assessment in future trials, with ongoing trials investigating on the day 0 and 14 vaccination schedule, and future phase III clinical trials investigating on the day 0 and 28 vaccination schedule. The protective efficacy of CoronaVac remains to be determined.

Sabin Inactivated Polio vaccine (“sIPV”) - The Company submitted an application to the National Medical Products Administration (NMPA) for the product license of sIPV in January 2019, which is expected to be granted in the beginning of 2021.

23-valent pneumococcal polysaccharide vaccine (“PPV”) – The Company completed site inspection for PPV in June 2020. The commercial launch of PPV in the Chinese market is expected in early 2021.

Unaudited Financial Results for Third Quarter 2020

Summary of sales and gross profit

(In $000 except percentage data)	2020 Q3	% of Sales	2019 Q3	% of Sales
Hepatitis A vaccine – Healive®	25,409	22.0%	14,689	22.8%
Influenza vaccine	24,055	20.8%	12,966	20.2%
EV 71 vaccine - Inlive®	42,049	36.5%	32,471	50.4%
Mumps vaccine	7,943	6.9%	4,217	6.6%
Varicella vaccine	9,375	8.1%	-	-
COVID-19 vaccine – CoronaVac	6,622	5.7%	-	-
Total sales	115,453	100.0%	64,343	100.0%
Cost of sales	14,113	12.2%	10,347	16.1%
Gross profit	101,340	87.8%	53,996	83.9%

In the third quarter of 2020, the Company’s regular business operations began to recover from the impact of the COVID-19 outbreak. As a result, sales for the third quarter of 2020 increased by 79.4% to $115.5 million from $64.3 million in the prior year period.

Gross profit in the third quarter of 2020 was $101.3 million, compared to a gross profit of $54.0 million in the prior year period. Gross margin was 87.8%, compared to 83.9% in the prior year period. Gross margin increased in the third quarter of 2020 reflects changes in sales mix compared to the comparative period.

Selling, general and administrative expenses in the third quarter of 2020 increased by 37.3% to $47.2 million from $34.4 million in the prior year period. The Company incurred higher selling expenses due to an increase in sales.

R&D expenses in the third quarter of 2020 were $26.0 million, compared to $5.7 million in the prior year period, as the Company continued to invest in its product pipeline including sIPV and PPV, as well as research and development of the COVID-19 vaccine.

Net income in the third quarter of 2020 was $21.2 million, compared to net income of $11.7 million in the prior year period, due to an increase in sales.

Net income attributable to common shareholders was $9.6 million, or $0.10 per basic and diluted share, compared to net income attributable to common shareholders of $6.3 million, or $0.06 per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, its Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued into a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan. Excluding the effect of the “Trigger Event” and the newly issued common and preferred shares, basic and diluted earnings per share for the third quarter of 2020, would have been $0.16.

Non-GAAP adjusted EBITDA was $36.1 million in the third quarter of 2020, compared to $15.8 million in the prior year period. Non-GAAP net income in the third quarter of 2020 was $29.3 million, compared to $12.5 million in the prior year period. Non-GAAP diluted earnings per share in the third quarter of 2020 was $0.10, compared to earnings of $0.07 per share in the prior year period. Non-GAAP diluted loss per share in the third quarter of 2020 excluding the effect of the “Trigger Event” and the newly issued common and preferred shares would have been $0.16. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Unaudited Financial Results for Nine Months Ended September 30, 2020

Summary of sales and gross profit

(In $000 except percentage data)	2020 YTD	% of Sales	2019 YTD	% of Sales
Hepatitis A vaccine – Healive®	50,038	27.3%	39,090	23.7%
Influenza vaccine	24,437	13.3%	12,966	7.9%
EV 71 vaccine - Inlive®	75,768	41.4%	105,697	64.0%
Mumps vaccine	15,223	8.3%	7,189	4.4%
Varicella vaccine	11,082	6.1%	-	-
COVID-19 vaccine – CoronaVac	6,622	3.6%	-	-
Total sales	183,170	100.0%	164,942	100.0%
Cost of sales	23,655	12.9%	20,218	12.3%
Gross profit	159,515	87.1%	144,724	87.7%

Sales for the nine months ended September 30, 2020, were $183.2 million, an increase of 11.1% from $164.9 million in the prior year period.

Gross profit for the nine months ended September 30, 2020, was $159.5 million, compared to a gross profit of $144.7 million in the prior year period. Gross margin was 87.1%, compared to 87.7% in the prior year period.

Selling, general and administrative expenses for the nine months ended September 30, 2020, were $93.5 million, compared to $88.2 million in the prior year period. The Company incurred higher selling expenses due to an increase in sales.

R&D expenses for the nine months ended September 30, 2020, were $46.1 million, compared to $16.5 million in the prior year period, as the Company continued to invest in its product pipeline, including sIPV and PPV, as well as research and development of the COVID-19 vaccine.

Net income for the nine months ended September 30, 2020, was $12.5 million, compared to $32.4 million in the prior year period. The decrease in net income was primarily due to higher R&D expenses.

Net loss attributable to common shareholders was $3.0 million, or loss of $0.03 per basic and diluted share, compared to net income attributable to common shareholders of $18.1 million, or $0.19 per basic and diluted share, in the prior year period.

Excluding the effect of the “Trigger Event” under the Rights Agreement, as described above, and the newly issued common and preferred shares, basic and diluted earnings per share for the nine months ended September 30, 2020, would be $0.02.

Non-GAAP adjusted EBITDA was $31.0 million for the nine months ended September 30, 2020, compared to $45.6 million in the prior year period. Non-GAAP net income for the nine months ended September 30, 2020, was $21.8 million, compared to $34.5 million in the prior year period. Non-GAAP diluted loss per share for the nine months ended September 30, 2020 was $0.02, compared to an earnings of $0.21 per share in the prior year period. Non-GAAP diluted earnings per share for the nine months ended September 30, 2020, excluding the effect of the “Trigger Event” and the newly issued common and preferred shares, would be $0.04. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of September 30, 2020, cash and cash equivalents were $150.2 million, compared to $152.7 million as of December 31, 2019. In the nine months ended September 30, 2020, net cash used in operating activities was $1.8 million, net cash used in investing activities was $52.6 million, and net cash provided by financing activities was $50.9 million. As of September 30, 2020, the Company had $30.3 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision is now pending.

As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On September 14, 2020, the Company filed a motion to dismiss Heng Ren’s claims and the court’s decision on that motion is pending.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgment and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume.

Recent Developments

In December 2020, Sinovac Life Sciences Co., Ltd. (“Sinovac LS”), a subsidiary of Sinovac, secured funding for further development, capacity expansion and manufacturing of the CoronaVac, as well as to conduct other development and operational activities. Sino Biopharmaceutical Limited (“Sino Biopharm”), a Hong Kong Stock Exchange listed company (1177.HK), through its subsidiary Talent Forward Limited, invested approximately US$500 million in exchange for approximately 15% of the total equity interest of Sinovac LS. An affiliate of Sino Biopharm also made an immaterial investment in Sinovac LS. Sino Biopharm is a leading innovative research and development driven pharmaceutical conglomerate in China. Prior to the investment, each of Advantech Capital and Vivo Capital exercised its right to convert its convertible loan previously announced by the Company on May 22, 2020 into 7.5% of the total equity interests of Sinovac LS, which after the investment now represents an approximately 6.3% stake in Sinovac LS. Sinovac also previously granted the CoronaVac development team incentive awards to acquire approximately 15% of equity interests in Sinovac LS (at the time of grant) under an employee incentive plan, and, as the milestones underlying the incentive awards were achieved, such incentive awards were exercised.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and CoronaVac, its COVID-19 vaccine candidate. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts,but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

This announcement contains forward-looking information about the Company’s efforts to develop a potential COVID-19 vaccine that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with clinical data (including the Phase III trial data); the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase III trials or in larger, more diverse populations upon commercialization; the risk that clinical trial data are subject to differing interpretations and assessments, and by regulatory authorities; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate; uncertainties regarding the ability to obtain recommendations public health authorities; uncertainties regarding the impact of COVID-19 on our business, operations and financial results; and competitive developments.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of September 30, 2020 and December 31, 2019

(Expressed in thousands of U.S. Dollars)

	September 30, 2020	December 31, 2019
Current assets	(Unaudited)

Cash and cash equivalents	$150,237	$152,718
Restricted cash	3,476	3,160
Short-term investment	33,875	50,274
Accounts receivable - net	169,901	113,736
Inventories	56,688	27,846
Prepaid expenses and deposits	10,597	1,873
Total current assets	424,774	349,607

Property, plant and equipment - net	142,226	74,310
Intangible assets - net	1,463	-
Prepaid land lease payments	7,986	7,965
Right-of-use asset	55,233	6,636
Long-term prepaid expenses to a related party	24	23
Prepayment for acquisition of equipment	10,093	2,390
Deferred tax assets	16,756	11,368
Total assets	658,555	452,299

Current liabilities
Short-term bank loans and current portion of long-term bank loans	30,279	5,934
Loan from a non-controlling shareholder	6,303	6,607
Accounts payable and accrued liabilities	116,995	58,890
Income tax payable	9,801	1,904
Deferred revenue	7,335	5,462
Deferred government grants	13,070	2,738
Dividend payable	9,631	5,128
Lease liability	447	536
Total current liabilities	193,861	87,199

Long-term bank loan	183	-
Convertible debt	14,690	-
Deferred government grants	4,951	3,986
Loan from a non-controlling shareholder	8,248	1,436
Lease liability	57,606	5,758
Other non-current liabilities	1,769	1,725
Total long-term liabilities	87,447	12,905

Total liabilities	281,308	100,104

Equity
Preferred stock	15	15
Common stock	99	99
Additional paid-in capital	217,414	207,962
Accumulated other comprehensive loss	1,564	(4,321)
Statutory surplus reserves	33,533	33,533
Accumulated earnings	53,767	56,731
Total shareholders' equity	306,392	294,019

Non-controlling interests	70,855	58,176
Total equity	377,247	352,195
Total liabilities and equity	$658,555	$452,299

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the three and nine months ended September 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$115,453	$64,343	$183,170	$164,942
Cost of sales	14,113	10,347	23,655	20,218
Gross profit	101,340	53,996	159,515	144,724

Selling, general and administrative expenses	47,230	34,402	93,483	88,169
Provision for doubtful accounts	415	16	1,449	139
Research and development expenses	25,952	5,657	46,099	16,496
Loss on disposal of property, plant and equipment	15	177	48	230
Government grants recognized in income	(34)	(22)	(287)	(69)
Total operating expenses	73,578	40,230	140,792	104,965
Operating income	27,762	13,766	18,723	39,759

Interest and financing expenses	(531)	(147)	(1,125)	(491)
Interest income	380	664	1,528	1,402
Other income (expenses), net	(797)	273	(875)	616
Income before income taxes	26,814	14,556	18,251	41,286
Income tax expense	(5,662)	(2,858)	(5,773)	(8,891)
Net income	21,152	11,698	12,478	32,395
Less: Income attributable to non-controlling interests	(9,991)	(3,904)	(10,939)	(10,661)
Net income attributable to shareholders of Sinovac	11,161	7,794	1,539	21,734
Preferred stock dividends	(1,512)	(1,512)	(4,503)	(3,616)
Net income (loss) attributable to common shareholders of Sinovac	9,649	6,282	(2,964)	18,118

Net income	21,152	11,698	12,478	32,395
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	11,670	(9,059)	7,625	(9,294)
Comprehensive income	32,822	2,639	20,103	23,101
Less: comprehensive income attributable to non-controlling interests	(12,552)	(2,129)	(12,679)	(8,860)
Comprehensive income attributable to shareholders of Sinovac	$20,270	$510	$7,424	$14,241

Earnings per share
Basic net income (loss) per share	0.10	0.06	(0.03)	0.19
Diluted net income (loss) per share	0.10	0.06	(0.03)	0.19

Weighted average number of shares of common stock outstanding
Basic	98,893,243	98,908,243	98,897,294	93,520,043
Diluted	113,704,030	99,090,290	98,897,294	93,705,346

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Net income	21,152	11,698	12,478	32,395
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
- Deferred income taxes	(2,461)	(1,374)	(4,951)	(2,716)
- Share-based compensation	7,951	751	9,452	2,253
- Inventory provision	187	151	646	334
- Provision for doubtful accounts	415	16	1,449	139
- Loss on disposal and impairment of property, plant and equipment	15	177	48	230
- Depreciation of property, plant and equipment and amortization of licenses	279	1,214	2,603	3,433
- Amortization of prepaid land lease payments	59	59	176	180
- Government grants recognized in income	(34)	(22)	(287)	(69)

Changes in:
- Accounts receivable	(58,339)	(12,291)	(53,282)	(34,678)
- Inventories	(9,096)	1,892	(27,965)	(5,890)
- Income tax payable	5,374	4,292	7,621	8,486
- Prepaid expenses and deposits	(3,975)	1,061	(8,432)	1,260
- Deferred revenue	2,573	1,056	1,736	752
- Accounts payable and accrued liabilities	50,000	2,917	56,922	6,758
- Other non-current liablitites	-	9	-	(244)

Net cash provided by (used in) operating activities	14,100	11,606	(1,786)	12,623

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	14,447	-	27,493	-
- Repayments of bank loans	-	(2,005)	(3,803)	(3,327)
- Loan from non-controlling shareholder	-	1,457	-	1,457
- Proceeds from convertible debt	-	-	14,732	-
- Proceeds from issuance of common stock, net of share issuance costs	-	-	-	3
- Government grants received	8,602	592	12,500	851

Net cash provided by (used in) financing activities	23,049	44	50,922	(1,016)

Cash flows used in investing activities
- Purchase of short-term investments	(19,110)	(1,457)	(75,793)	(1,457)
- Proceeds from redemption of short-term investments	22,050	-	92,953	-
- Proceeds from disposal of equipment	2	-	19	12
- Acquisition of property, plant and equipment	(33,327)	(2,368)	(69,785)	(8,713)

Net cash used in investing activities	(30,385)	(3,825)	(52,606)	(10,158)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,399	(2,821)	1,305	(2,922)

Increase (decrease) in cash and cash equivalents and restricted cash	9,163	5,004	(2,165)	(1,473)

Cash and cash equivalents and restricted cash, beginning of period	144,550	151,693	155,878	158,170

Cash and cash equivalents and restricted cash, end of period	153,713	156,697	153,713	156,697

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and nine months ended September 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	21,152	11,698	12,478	32,395
Adjustments:
Share-based compensation	7,951	751	9,452	2,253
Depreciation and amortization	338	1,273	2,779	3,613
Interest and financing expenses, net of interest income	151	(517)	(403)	(911)
Net other expenses (income)	797	(273)	875	(616)
Income tax expense	5,662	2,858	5,773	8,891
Non-GAAP adjusted EBITDA	36,051	15,790	30,954	45,625

Net income	21,152	11,698	12,478	32,395
Add: Foreign exchange gain (loss)	193	87	(107)	(164)
Add: Share-based compensation	7,951	751	9,452	2,253
Non-GAAP net income	29,296	12,536	21,823	34,484

Net income (loss) attributable to common shareholders of Sinovac	9,649	6,282	(2,964)	18,118
Add: Preferred stock dividends	1,512	-	-	-
Net income (loss) attributable to common shareholders of Sinovac for computing diluted earnings per share	11,161	6,282	(2,964)	18,118
Add: Non-GAAP adjustments to net income	135	550	986	1,443
Non-GAAP net income (loss) attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	11,296	6,832	(1,978)	19,561

Weighted average number of shares on a diluted basis	113,704,030	99,090,290	98,897,294	93,705,346
Diluted earnings (loss) per share	0.10	0.06	(0.03)	0.19
Add: Non-GAAP adjustments to net income per share	0.00	0.01	0.01	0.02
Non-GAAP Diluted earnings (loss) per share	0.10	0.07	(0.02)	0.21